NEWS RELEASE 09-14	May 4, 2009

NORTHUMBERLAND METALLURGICAL PROGRAM TO TEST IDENTIFIED PROCESSING OPTIONS

Fronteer Development Group Inc. (FRG – TSX/NYSE Amex) is pleased to announce completion of a comprehensive metallurgical review of the Northumberland gold deposit and the commencement of Phase 1 metallurgical testing.

The review, commissioned as part of Fronteer’s overall development strategy for the project, has identified proven processing methods for the various mineralization types, which will be systematically evaluated as part of Northumberland’s multi-phase metallurgical program. Historical metallurgical studies were narrow in scope and did not provide recommendations for sequential processing of all Northumberland mineralized material.

Fronteer commissioned Gary Simmons, of GL Simmons Consulting LLC and former Newmont Mining Senior Technical Director - Metallurgy & Technology, to conduct the review. Mr. Simmons’ work experience includes metallurgical analysis of ores for Newmont and Santa Fe Pacific Gold that are similar to Northumberland mineralization.

“The processing options identified in the review show Northumberland has good potential for economic development within the current and potentially extended gold price environment,” says Simmons.

Northumberland has an indicated resource of 36.5 million tonnes at 1.9 grams per tonne gold and 7.7 g/t silver (2,388,000 ounces gold equivalent – calculated using a 70:1 ratio for price of the two metals and assumes 100% recovery), and an additional inferred resource of 6.9 million tonnes at 3.49 g/t gold and 6.3 g/t silver (796,000 ounces gold equivalent). Approximately 20% of the gold ounces are oxide, with the balance comprising transitional or sulfide material.

The review recommends processing oxide and transition mineralization through either:

  run-of-mine heap leaching,
  crushed ore heap leaching and/or
  milling.

The review highlights that multiple process alternatives exist for transitional and primary sulfide mineralization, including:

Whole Ore Alkaline Pressure Oxidation followed by conventional CIL cyanide leaching.
N2TEC rougher/scavenger flotation to produce a concentrate, followed by concentrate processing via one of several potential routes:
o	Alkaline Pressure Oxidation
o	Roasting
o	Acid Pressure Oxidation
o	Neutral pH oxidation at 85-90°C at atmospheric pressure

N2TEC flotation to produce a cleaner concentrate for toll processing or sale (Newmont USA Ltd. has granted Fronteer a royalty free license for the use of its patented N2TEC flotation technology at Northumberland).

Based upon the evidence contained in 19 metallurgical reports that were reviewed, and other related experience in this field of refractory ore processing, expectations are that Whole Ore Alkaline Pressure Oxidation will produce good gold extraction results – greater than 80% -- on moderately cyanide soluble (>45%

range) materials. N2TEC flotation results showed high gold recovery, as well as lower mass and higher grade concentrate. On two highly refractory samples, from the Zanzibar Formation, N2TEC flotation achieved 90% gold recovery in a combined rougher/scavenger flotation concentrate.

Fronteer’s multi-phased, metallurgical testing program will be carried out through to 2010. Planned metallurgical activities are to be undertaken in conjunction with a broader advancement program, which includes identifying preferred mine development options. The metallurgical program will initially test mildly refractory and primary sulfide mineralization process alternatives.

As part of Phase 1, Fronteer completed six PQ core holes of metallurgical drilling in 2008. Twenty metallurgical composites have been identified, including 13 representing mildly refractory and primary sulfide mineralization. These 13 composites have been condensed into three master composites for metallurgical characterization and alkaline pressure oxidation testing. Testing will be conducted at Dawson Metallurgical Laboratories in Salt Lake City, Utah. Phase 1 testing data and reporting is planned to be available in September 2009.

Design of the metallurgical program’s second phase will be based on the analysis of Phase 1 data, and ongoing R&D activities conducted by Mr. Simmons.

Northumberland produced more than 230,000 ounces of gold and 485,000 ounces of silver from oxide and mildly transitional ores via milling, ROM leaching and crushed ore heap leaching, during historical operations. Gold production ceased in 1991 due to lower gold prices.

Northumberland, Long Canyon and Sandman are Fronteer's leading gold properties in Nevada. For more information on Long Canyon and Fronteer's other Nevada projects, visit:
http://www.fronteergroup.com/?q=content/nevada

Gary Simmons, a Qualified Professional with the Mining and Metallurgical Society of America, is the Qualified Person for this release and has reviewed and approved this release’s content.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive gold project pipeline in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and 100% ownership of Aurora Energy Resources, a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group., is the designated Qualified Person who has prepared the Northumberland resource estimate. Mineral resources have been estimated in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in November 2003, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. The mineral resource estimate is as of May 1, 2008 and was conducted using a combination of Ordinary Kriging (gold) and Inverse-Distance Weighting (silver) grade interpolations within an ‘unwrinkled’ 3-D block model in Gemcom software. A total of 17,149 assays from 1,119 drill holes (core, RC and rotary drilling) were capped and composited to 10 ft lengths, then separated into high and low grade domains within three distinct mineralized horizons, constrained by hand-digitized, 3-D solids. Each horizon was

‘unwrinkled’ into a separate flat horizon to facilitate continuous interpolation across variably dipping segments of the deposit, then back-transformed into real space. Densities were based on 295 s.g. measurements and assigned according to lithological proportions in different areas of the deposit and degree of oxidation. Three different resource types were defined in order to reflect the different anticipated costs of extraction for open pit versus underground mining, and heap leach versus sulfide processing. Cut-off grades for each resource type were estimated using cost ranges of existing operations for various parameters, such as mining and processing costs, general and administrative, sales and refining costs, and an assumed gold price of $700 per ounce. The three different resource types are: open pit oxide and sulfide, based on gold cyanide extraction ratios (oxide resource = cyanide leach assay/fire assay greater than 0.5), and underground, based on depth below surface (2,286-metre elevation, constrained by preliminary internal Lerchs-Grossman pit optimizations). Mineral resources were classified according to: (i) geological confidence, (ii) number of drill holes, and (iii) average distances to samples used in each block estimate. Further details of the estimation procedure are available in the amended and restated NI 43-101 report, which is posted on SEDAR (www.sedar.com).

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the completion of a metallurgical program and the timing of further metallurgical tests, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of mineralization, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.